Exhibit 99.1

SCISPARC LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2021	2020	2020
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$7,590	$144	$1,946
Restricted deposit		11	34	10
Other accounts receivable		731	632	594

		8,332	810	2,550

NON-CURRENT ASSETS:
Investment in associate		-	742	-
Property and equipment, net		10	41	11

		10	783	11

		$8,342	$1,593	$2,561

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2021	2020	2020
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$354	$1,108	$556
Other accounts payable		34	65	34
Short-term loan		-	61	188
Convertible component	3b	-	397	-
Warrants		366	-	353

		754	1,637	1,131

NON- CURRENT LIABILITIES:
Warrants	3b, 4b	-	598	-

		-	598	-

EQUITY (DEFICIT) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	4
Share capital and premium		53,802	47,721	49,040
Reserve from share-based payment transactions		4,312	4,872	4,315
Warrants		6,256	-	2,207
Foreign currency translation reserve		497	497	497
Transactions with non-controlling interests		559	559	559
Accumulated deficit		(57,838)	(54,344)	(55,188)

		7,588	(695)	1,430
Non-controlling interests		-	53	-

Total equity (deficit)		7,588	(642)	1,430

		$8,342	$1,593	$2,561

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,		Year Ended December 31,
		2021	2020	2020
		Unaudited		Audited
	Note	USD in thousands, except per share amounts

Research and development expenses	5a	$962	$493	$649
General and administrative expenses	5b	1,665	970	1,902
Other expenses		-	-	742
Operating loss		2,627	1,463	3,293
Finance income		-	(29)	(630)
Finance expenses		23	1,204	872
Loss from operations		2,650	2,638	3,535

Loss		2,650	2,638	3,535
Total comprehensive loss		2,650	2,638	3,535
Attributable to:
Equity holders of the Company		2,650	2,638	3,482
Non-controlling interests		-	-	(53)
		2,650	2,638	3,535
Basic loss per share attributable to equity holders of the Company:
Loss from operations		0.01	0.01	0.10
Diluted loss per share attributable to equity holders of the Company:
Loss from operations		0.01	0.01	0.11

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2021

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity
	USD in thousands
Balance at January 1, 2021	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

Income (loss)	-	-	-	-	-	(2,650)	(2,650)	-	(2,650)
Issue of share capital, net of issue expenses (*)(Note 4d)	3,365	-	4,334	-	-	-	7,699	-	7,699
Exercise of warrants (Note 4c)	1,370	-	(285)	-	-	-	1,085	-	1,085
Expiration of share options	27	(27)	-	-	-	-	-	-	-
Cost of share-based payment	-	24	-	-	-	-	24	-	24

Balance at June 30, 2021	$53,802	4,312	6,256	559	497	(57,838)	7,588	-	7,588

(*)	Net of issue expenses of $449 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2020

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity
	USD in thousands
Balance at January 1, 2020	$46,100	4,862	-	261	497	(51,706)	14	-	14

Income (loss)	-	-	-	-	-	(2,638)	(2,638)	-	(2,638)
Warrants reclassification
Issue of share capital	1,462	-	-	-	-	-	1,462	-	1,462
Non-controlling interests	-	-	-	298	-	-	298	53	351
Expiration of share options	159	(159)	-	-	-	-	-	-	-
Cost of share-based payment	-	169	-	-	-	-	169	-	169
Balance at June 30, 2020	$47,721	4,872	-	559	497	(54,344)	(695)	53	(642)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2020

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity
	USD in thousands
Balance at January 1, 2020	$45,636	$4,862	$464	$261	$497	$(51,706)	$14	$-	$14

Income (loss)	-			-	-	(3,482)	(3,482)	(53)	(3,535)
Warrants reclassification			(464)				(464)		(464)
Issue of share capital, net of issue expenses (1)	2,763	-	2,207	-	-	-	4,970	-	4,970
Conversion of convertible debentures	3	-	-	-	-	-	3	-	3
Non-controlling interests	-	-	-	298	-	-	298	53	351
Expiration of share options	638	(638)	-	-	-	-	-	-	-
Cost of share-based payment	-	91	-	-	-	-	91	-	91

Balance at December 31, 2020	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

(1)	Net of issue expenses of $784 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2021	2020	2020
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities:

Loss	$(2,650)	$(2,638)	$(3,535)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1	33	164
Cost of share-based payment	24	169	91
Finance expenses, net	13	710	(476)
Impairment of investment in associate	-	-	795

	38	912	574

Working capital adjustments:

Decrease (increase) in other accounts receivable	(137)	(557)	(519)
Increase (decrease) in trade payables	(202)	193	(752)
Decrease in other accounts payable	-	(43)	(75)

	(339)	(407)	(1,346)

Net cash used in operating activities	$(2,951)	$(2,133)	$(4,307)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2021	2020	2020
	Unaudited		Audited
	USD in thousands

Cash flows from investing activities:

Investment in restricted bank deposits	(1)	$-	$24

Net cash provided by investing activities	(1)	-	24

Cash flows from financing activities:

Proceeds from issue of share capital and warrants (net of issuance expenses) (Note 4)	7,699	1,441	5,026
Payment of issuance expenses related to previous period (b)	-	-	116
Interest paid on lease liability	-	-	(7)
Repayment of lease liability	-	-	(26)
Exercise of warrants (Note 4c)	1,085	-	-
Repayment of short-term credit	(188)	(8)	(1,410)
Receipt of short-term credit from others, net	-	(26)	1,660

Net cash provided by financing activities	8,596	1,407	5,359

Increase (decrease) in cash and cash equivalents	5,644	(726)	1,076
Cash and cash equivalents at the beginning of the period	1,946	870	870

Cash and cash equivalents at the end of the period	7,590	$144	$1,946

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2021	2020	2020
	Unaudited		Audited
	USD in thousands

(a) Significant non-cash transactions:
Investment in associate	$-	$742	$-

Exercise of warrants	$-	$1,419	$-

Modification of leasing agreement	$-	$101	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	SciSparc Ltd. (“SciSparc” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy according to which it would focus on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in the development programs based on Δ9-tetrahydrocannabinol and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea, pain and autism spectrum disorder.

As of June 30, 2021, SciSparc has two subsidiaries, both of which are companies incorporated under the laws of Israel (the “Subsidiaries”): (1) Brain Bright Ltd. (“Brain Bright”); and (2) Evero Health Ltd.

Both of the Subsidiaries are private companies, and as of the date of these financial statements, Brain Bright is an inactive company with no assets or liabilities. SciSparc also owns approximately 27% of Lara Pharm Ltd.’s (“Lara”) share capital. Lara is a private company incorporated under the laws of Israel which, to the best knowledge of the Company, does not engage in any business, and in any event, SciSparc does not have significant influence on Lara since it has no representation in Lara’s board of directors. The Company wrote-off the entire investment in Lara in 2015.

On October 3, 2018, SciSparc obtained control over Therapix Healthcare Resources Inc. (“THR”), a Delaware corporation, which was established on July 31, 2018, by holding 82.36% of THR’s equity. On June 27, 2019, following the finalization of THR’s dissolution, SciSparc deconsolidated THR.

b.	These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, and accompanying notes, that were filed with the SEC on March 30, 2021. (the “2020 Annual Consolidated Financial Statements”).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (cont.)

c.	All information in the interim consolidated financial statements regarding the ADSs assumes that all of the Company’s Ordinary Shares have been converted into ADSs. As of June 30, 2021, each ADS represented 140 Ordinary Shares (see Note 4a). [See Note 7a, “Subsequent Events After the Reporting Period” for additional information.]

d.	The Company incurred a net loss of approximately $2.65 million and had negative cash flows from operating activities of approximately $2.95 million for the six-month period ended June 30, 2021. As of June 30, 2021, the Company had an accumulated deficit of approximately $57.8 million as a result of recurring operating losses. As the Company presently has no activities that generate revenues, the Company’s continued operation is dependent on its ability to raise funding from external sources. This dependency will continue until the Company will be able to finance its operations by selling its products or commercializing its technology. Also, all of the Company’s current research and development operations are in abeyance and require additional funds before they can progress. In addition, the Company’s management believes that the balance of cash held by the Company as of August 15, 2021 (the “Approval Date”), in which the interim consolidated financial statements for the period ended June 30, 2021, were approved, will be sufficient to finance its operating activities in the foreseeable future.

e.	The interim consolidated financial statements of the Company for the six-month period ended on June 30, 2021 were approved for issue on August 15, 2021. In connection with the preparation of the interim consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the consolidated statements of financial position date of June 30, 2021, through August 15, 2021, the date on which the unaudited interim consolidated financial statements were available to be issued.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2020 Annual Consolidated Financial Statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- CONVERTIBLE LOANS

a.	On January 15, 2020, the Company entered into a bridge loan agreement (the “Bridge Loan”) with a third party, in which the third party lent to the Company $50 thousand (the “Bridge Loan Amount”). On April 17, 2020, the Bridge Loan Amount was fully repaid by the Company, including interest in the amount of $2 thousand. Accordingly, the Bridge Loan was terminated with no further effect.

b.	On March 19, 2020, the Company entered into a securities purchase agreement with Dekel Pharmaceutical Ltd. (“Dekel”) pursuant to which Dekel agreed to invest in the Company through a private placement transaction (the “Private Placement”). At the time of the Private Placement, Dekel was considered as a related party to the Company; however, it is no longer a related party to the Company. In connection with the Private Placement, Dekel received convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350,000 at an aggregate purchase price of $315,000 to be paid in several tranches spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 4,490 ADSs of the Company (the “Private Placement Warrant”) and 571 ADSs. The initial tranche of the Private Placement was for a principal amount of $220,000 at a purchase price of $198,000. The Notes are unsecured, have a maturity date of March 23, 2021, bear interest at a rate of 12% per annum, and may be converted, at the election of the holder, into ADSs at an initial conversion price of $24.50 per ADS (the “Fixed Conversion Price”), subject to adjustments. After the six-month anniversary of the issuance of the Notes, the conversion price shall be equal to the lower of the Fixed Conversion Price or 70% of the lowest trading price of the ADSs as reported on Nasdaq or any exchange upon which the ADSs or ordinary shares of the Company are traded at such time, for the 20 prior trading days including the day upon which a notice of conversion is received by the Company or its transfer agent. The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $24.50 per ADS, subject to adjustment. On November 8, 2020, the Notes were terminated and the initial tranche was fully repaid by the Company.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The Private Placement Warrant’s’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	June 30, 2021	December 31, 2020
Dividend yield (%)	0	0
Expected volatility (%)	136	132
Risk-free interest rate (%)	0.87	0.38
Underlying Share Price ($)	7.98	3.625
Exercise price ($)	24.5	24.5
Warrants fair value ($)	5.51	2.22

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: EQUITY

a.	Composition of share capital as of June 30, 2021, June 30, 2020 and December 31, 2020:

	June 30, 2021		December 31, 2020		June 30, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary Shares of no par value each	3,600,000,000	317,686,651	1,800,000,000	145,148,593	1,000,000,000	563,521,454

Description of ADSs:

The Bank of New York Mellon, as depositary, registers and delivers the Company’s ADSs. Each ADS represents one hundred and forty (140) Ordinary Shares.. Each ADS also represents any other securities, cash or other property which may be held by the depositary.

Reverse Share Split

On September 17, 2020, the Company convened a special general meeting of its shareholders, whereby the shareholders approved, inter alia, (i) an increase to the Company’s share capital from 500,000,000 Ordinary Shares to 750,000,000 Ordinary Shares; and (ii) a reverse split of the Company’s share capital up to a ratio of 20:1 (the “Reverse Split”).

On October 16, 2020, the Company convened a special general meeting of its shareholders, whereby the shareholders approved an increase to the Company’s share capital from 750,000,000 Ordinary Shares to 1,800,000,000 Ordinary Shares.

On October 1, 2020, the Company’s Board resolved that the final ratio for the Reverse Split will be 20:1, which went effective on October 16, 2020. Concurrently with the Reverse Split, a change to the ratio of its ADSs to its ordinary shares was effective pursuant to which each ADS representing 40 Ordinary Shares changed to each ADS representing 140 Ordinary Shares.

On March 2, 2021, the Company convened a special general meeting of its shareholders, whereby the shareholders approved to eliminate the par value of the Ordinary Shares and an increase to the Company’s share capital from 1,800,000,000 Ordinary Shares to 3,600,000,000 ordinary shares.

On July 19, 2021, the Company’s Board resolved that the final ratio for the Reverse Split will be 140:1, which went effective on August 9, 2021. Concurrently with the Reverse Split, a change to the ratio of its ADSs to its Ordinary Shares was effective pursuant to which each ADS representing 140 ordinary shares changed to each ADS representing 1 Ordinary Share. Since the ADS to ordinary shares ratio is being reduced on the same proportionate basis as the reverse split, no overall effect on the ADS share price is expected. The number of ADSs held by each holder is not expected to change, and no action is required by ADS holders.

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2021	145,148,593

Cancellation of shares	(182)

Issuance of share capital – March 2021 Financing Round (Note 4d)	128,284,240

Exercise of November 2020 Warrants (Note 4c)	30,254,000

Exercise of Pre-funded warrants (Note 4d)	14,000,000

Balance at June 30, 2021	317,686,651

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: EQUITY (cont.)

b.	On April 1, 2020 the Company entered into a definitive securities purchase agreement (the “April 2020 Purchase Agreement”) with institutional investors to purchase 4,166,668 units, each consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one Series B warrant to purchase one ADS, at a purchase price of $0.2999 per unit. The Series B warrants have an exercise price of $0.43 per ADS, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to the Company of approximately $1.25 million. The closing of the sale of the securities took place on April 3, 2020. After the closing of the April 2020 Purchase Agreement and until the Approval Date, all pre-funded warrants were exercised. In addition, 4,161,668 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to the Company. As of the Approval Date, there were 5,000 Series B warrants unexercised.

The Series B warrants are classified as a financial liability that will be measured at fair value, through profit or loss, as of the issuance date and on any following financial reporting date (accordingly, issue expenses related to the Series B warrants will be recorded through profit or loss). No consideration will be left to attribute to the pre-funded warrants, which is an equity instrument.

The valuation of the conversion component of the Series B warrants was set at fair value, as required in IFRS 9, and in accordance with IFRS 13, and was categorized as Level 3 by the Company.

c.	On November 20, 2020, the Company completed an offering for gross proceeds of $4,200,000 by way of the issuance of an aggregate of 835,447 units, each consisting of (i) one ADS and (ii) two warrants to purchase one ADS each, at a purchase price of $5.02 per unit (“November 2020 Warrants”). The November 2020 Warrants have an exercise price of $5.02 per ADS, will be exercisable upon issuance and will expire five years from the date of issuance.

The November 2020 Warrants are classified as issued warrants in the Company’s equity.

During February 2021 through to June 2021, the Company received proceeds of $1,085,000 in respect of the exercise of 216,100 of the November 2020 Warrants and issued 30,254,000 shares.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4: EQUITY (cont.)

d.	On March 4, 2021, the Company completed a private offering with several accredited and institutional investors for gross proceeds of $8,150,000, providing for the issuance of an aggregate of 1,152,628 units, as follows: (a) 916,316 units at a price of $7.07 per unit, consisting of (i) one ADS of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrant”) and a Series B Warrant (the “2021 Series B Warrant”) to purchase half the number of units, and (b) 236,312 pre-funded units at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The Series A Warrant have an exercise price of $7.07 per ADS and the Series B Warrants have an exercise price of $10.60 per ADS “March 2021 Warrants”). Both were exercisable upon issuance and will expire five years from the date of issuance.

The March 2021 Warrants are classified as issued warrants in the Company’s equity.

During June 2021, the Company issued 14,000,000 shares in respect of the exercise of 100,000 of the pre-funded warrant.

NOTE 5:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

	Six months ended June 30,		Year Ended December 31,
	2021	2020	2020
	Unaudited		Audited
	USD in thousands
a. Research and development expenses:

Wages and related expenses	$183	$181	$322
Share-based payment	17	100	69
Clinical studies	49	1	-
Regulatory, professional and other expenses	322	178	119
Research and preclinical studies	142	33	139
Chemistry and formulations	249	-	-

	962	493	649

b. General and administrative expenses:

Wages and related expenses	99	106	237
Share-based payment	7	69	22
Professional and directors’ fees	884	679	1,283
Business development expenses	-	5	58
Office maintenance, rent and other expenses	55	53	182
Investor relations and business expenses	562	7	22
Regulatory expenses	58	51	98

	$1,665	$970	1,902

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	Public health epidemics or outbreaks could adversely impact the Company’s business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company’s business, financial condition and results of operation

The Company will continue to monitor the situation, in which as described above, the Company expects the COVID-19 pandemic to continue having an impact on the Company’s operations and the entire world during the following months.

b.	On January 7, 2021, the general meeting of the Company’s shareholders approved the election of Mr. Amnon Ben Shay and Mr. Alon Dayan to serve as external directors of the Company, for a three-year term commencing as of the date of such meeting.